CCH I, LLC

400 Atlantic Street

Stamford, Connecticut 06901

VIA EDGAR

August 19, 2015

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Larry Spirgel

RE:	CCH I, LLC Registration Statement on Form S-4 File No. 333-205240

Dear Mr. Spirgel:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, CCH I, LLC (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement so that it may become effective at 9:30 a.m., Eastern time, on August 20, 2015, or as soon as possible thereafter.

In connection with this request, the Company acknowledges the following:

1.	Should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

3.	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact DongJu Song of Wachtell, Lipton, Rosen & Katz at (212) 403-1166 or DSong@wlrk.com with any questions you may have concerning this request, and please notify Mr. Song when this request for acceleration has been granted. Thank you for your continued assistance.

Sincerely, CCH I, LLC

By:	/s/ Richard R. Dykhouse
Richard R. Dykhouse Executive Vice President, General Counsel and Corporate Secretary